[This form of Reminder of Deadline may be distributed on one or more occasions by Qwest Communications International Inc. to persons eligible to participate in the Qwest Communications International Inc. Offer to Exchange Certain Outstanding Stock Options.]


                              REMINDER OF DEADLINE

                    5:00 P.M. (MST) FRIDAY, NOVEMBER 30, 2001


To All Employees Eligible to Participate in the Stock Option Exchange Offer:


Friday, November 30, 2001, 5:00 p.m. MST, is presently the deadline for you to tender any of your eligible stock options under the Qwest Communications International Inc. Offer to Exchange Certain Outstanding Qwest Stock Options (the "Exchange Offer").

If you need another copy of the Exchange Offer Circular or the Election Form and Release Agreement, you may print one on the Q at the link given below or you may contact our Stock Administration department at stockadmin2@qwest.com or 866-437-0007.

Exchange Offer Circular: http://theq.qwest.net/departments/hr/circular.pdf [LINK TO EXCHANGE OFFER CIRCULAR]

Election Form: http://theq.qwest.net/departments/hr/electform.pdf [LINK TO ELECTION FORM]

You must submit your Election Form and Release Agreement in accordance with the instructions contained in those documents. We cannot accept late submissions, and therefore we urge you to respond early to avoid any last minute problems.

If you do not want to exchange any options in the exchange offer, please disregard this reminder. You don't need to do anything.

This reminder is being distributed to all employees. Therefore, you are receiving this notice even if you have previously filed your Election Form and Release Agreement.